EXHIBIT 99.1

FreeSeas Announces Sale of the M/V Free Lady, Reduces Tts Total Indebtedness by Approximately 26%, Softens Its Loan Repayment Schedule and Reports 2011 Second Quarter and Six Month Financial Results

ATHENS, Greece, Nov. 3, 2011 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today financial results for its second quarter and six month period ended June 30, 2011.

Recent Developments

On October 3, 2011, FreeSeas entered into an agreement to sell the M/V Free Lady, a 2003-built, 50,246 dwt Handymax dry bulk carrier, for a sale price of approximately $21.9 million.The M/V Free Lady is expected to be delivered to her new owners later in November 2011.

In application of the sale proceeds from the sale of the M/V Free Lady, the Company has agreed with Credit Suisse, its largest lender, subject to customary documentation, to reduce the next five loan repayment installments from a total amount of $10.0 million to a total amount of $2.8 million starting from the third quarter of 2011.

Comments from Management

Mr. Ion G. Varouxakis, Chairman and CEO, stated, "We have continued to see low charter rates for all dry bulk segments in the second and third quarters of 2011 due to adverse demand and supply conditions in the dry bulk sector. In this challenging market environment, the operational performance of FreeSeas was negatively affected. The Company has proactively taken the step to reduce its total indebtedness, with total debt reduced from $120.5 million in December 31, 2010 to approximately $88.9 million adjusted to reflect the proceeds from the sale of the M/V Free Lady and the consequent debt pre-payment."

Mr. Varouxakis continued, "The effect of such a significant drop of about 26% of total debt is enhanced by the frontloaded reduction of the scheduled loan repayment of our largest loan. From such actions, we expect to be in a better position to navigate in the current lower charter rate environment since our yearly debt service year-over-year starting from June 2011 has been reduced from $14.4 million to $7.8 million. The sale of the M/V Free Lady signifies the Company's intention to focus on Handysize rather than the Handymax/ Supramax segment for the time being. While supply side pressure persists in all drybulk segments, September 2011 has been the first month when the Handysize fleet has actually shrunk in the face of higher scrapping and reduced newbuilding deliveries, as opposed to other drybulk segments which have continued to grow. With a large number of newbuilding vessels delivered to the market in the last two years, it is noteworthy that the last six months have seen a stalling in newbuilding orders, in spite of efforts by shipyards to lure owners with ever attractive offers. As such, we expect supply and demand conditions to improve in the coming 12 to 18 months, leading to healthier time charter rates. In the meanwhile, the fact that the Company has managed to find mutually acceptable accommodations with its largest lender is an encouraging factor in this highly volatile environment."

Mr. Alexandros Mylonas, CFO, added, "During the second quarter, we have continued to benefit from our low operating costs, while we still target to lower our costs further without sacrificing our top notch technical and operational management of our vessels. As of June 30, 2011 we were in full compliance with all of our applicable financial covenants and value to loan ratios of our loans. In our condensed consolidated statement of operations for the second quarter of 2011, an impairment charge has been recorded as a result of our decision to sell the M/V Free Lady and the M/V Free Jupiter in July 2011."

Second Quarter 2011 Financial Review

  Operating revenues for the second quarter of 2011 were $8.7 million compared to $16.5 million reported during the same period of the prior year. The decrease is mainly attributable to the lower average daily TCE rate of $10,559 in the second quarter of 2011 compared to an average daily TCE rate of $17,745 in the second quarter of the prior year, reflecting weak spot charter market rates and to a lesser degree the decrease of the average number of vessels in our fleet to 8.5 vessels for the second quarter of 2011 compared to 10 vessels in the prior year period.

  Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the second quarter of 2011 were $3.9 million as compared to $5.3 million for the same period of the prior year. The decrease of $1.4 million, which is translated to daily operating expenses of $5,065 for the three months ended June 30, 2011 versus $5,876 for the three months ended June 30, 2010, reflects our additional cost cutting initiatives in the fourth quarter of 2010 and the ownership of 8.5 vessels versus 10 during the same period of the prior year.

  Net loss for the period was $46.3 million, or $7.28 loss per share based on 6.35 million basic and diluted weighted average number of shares, as compared to net income of $2.0 million, or $0.32 earnings per share based on 6.31 million basic and 6.34 million diluted weighted average number of shares, for the second quarter of 2010.

  Adjusted net loss, which excludes (1) vessel impairment loss of $46.5 million, (2) stock-based compensation expense of $57,000, (3) unrealized swap gains of $27,000 and (4) gain on sale of the M/V Free Envoy of $1.56 million for the second quarter of 2011, was $1.3 million, or $0.20 diluted loss per share, as compared to adjusted net income of $2.2 million, or $0.35 diluted earnings per share, for the second quarter of 2010. A table reconciling adjusted net (loss)/ income to net (loss)/ income can be found in footnote (1) to this release.

  Adjusted EBITDA for the quarter was $2.6 million compared to $7.7 million in the prior year's quarter. A table reconciling adjusted EBITDA to net (loss)/ income can be found in footnote (2) to this release.

Six Month 2011 Financial Review

  Operating revenues for the six months ended June 30, 2011 were $17.1 million compared to $32.1 million for the six months ended June 30, 2010. The decrease of $15 million is mainly attributable to the lower average daily TCE rate of $10,460 in the six months ended June 30, 2011 compared to an average daily TCE rate of $17,420 in the six months ended June 30, 2010, reflecting weak spot charter market rates and to a lesser degree the decrease of the average number of vessels in our fleet to 8.7 vessels for the six months ended June 30, 2011 compared to 10 vessels for the six months ended June 30, 2010.

  Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $7.9 in the six months ended June 30, 2011, as compared to $10 million in the six months ended June 30, 2010. The decrease of $2.1 million, which is translated to daily operating expenses of $4,985 for the six months ended June 30, 2011 versus $5,544 for the six months ended June 30, 2010, reflects our additional cost cutting initiated in the fourth quarter of 2010 and the ownership of 8.7 vessels versus 10 during the same period of the prior year.

  Net loss for the six months ended June 30, 2011 was $49.4 million, or $7.77 loss per share based on 6.35 million basic and diluted weighted average numbers of shares, as compared to net income of $4.7 million, or $0.74 earnings per share based on 6.31 million basic and 6.33 million diluted weighted average number of shares, for the six months ended June 30, 2010.

  Adjusted net loss, which excludes (1) vessel impairment loss of $47.3 million, (2) stock-based compensation expense of $125,000, (3) unrealized swap gains of $168,000, (4) gain on sale of M/V Free Envoy of $1.56 million and (5) bad debt provision of $128,000, for the six months ended June 30, 2011 was $3.5 million, or $0.56 diluted loss per share, as compared to adjusted net income of $5.1 million, or $0.81 diluted earnings per share, for the six months ended June 30, 2010. A table reconciling adjusted net (loss)/ income to net (loss)/ income can be found in footnote (1) to this release.

  Adjusted EBITDA for the six months ended June 30, 2011 was $4.7 million compared to $15.9 million in the prior year's period. A table reconciling adjusted EBITDA to net (loss)/ income can be found in footnote (2) to this release.

Debt Repayment Information

As of November 1, 2011, the Company's remaining scheduled principal repayments for 2011 total $1.6 million as adjusted to reflect our agreement with Credit Suisse to reduce upcoming payments, versus $3.6 million previously ($34 million of the short term debt refers to the assumed prepayment from the possible sale of M/V Free Hero, M/V Free Impala and M/V Free Neptune, which were classified as "held for sale" at June 30, 2011). Additionally, the 2012 scheduled principal repayment amounts to $10.6 million pro-forma after the agreement with Credit Suisse versus $14.4 million previously.

As of June 30, 2011, the following repayments of principal are required over the next five years and throughout their term for the Company's debt facilities:

(In thousands of U.S. Dollars)
Period	Principal Repayments
July 1, 2011 to June 30, 2012*	43,714
July 1, 2012 to June 30, 2013 **	25,313
July 1, 2013 to June 30, 2014	9,304
July 1, 2014 to June 30, 2015	9,304
July 1, 2015 to June 30, 2016	22,286
Total	109,921

* Includes the assumed prepayment of $9,574 relating to M/V Free Hero and of $24,412 relating to M/V Free Impala and M/V Free Neptune as a result of the possible sale of vessels, which were classified as "held for sale" at June 30, 2011.

** Includes a balloon payment of $16 million due in November 2012. FreeSeas currently intends to refinance the $16 million balloon payment, although there can be no assurances that it will be able to do so.

Fleet Employment (as of October 31, 2011)

Vessel Name	Type	Built	Dwt	Employment

M/V Free Lady	Handymax	2003	50,246	About 25-30 day time charter trip at $11,000 per day through November 2011
M/V Free Jupiter	Handymax	2002	47,777	About 50 day time charter trip at $12,100 per day through November 2011
M/V Free Knight	Handysize	1998	24,111	About 2-3 month time charter trip at $8,000 per day through November 2011
M/V Free Maverick	Handysize	1998	23,994	About 30-45 day time charter trip at $10,000 per day through November 2011
M/V Free Impala	Handysize	1997	24,111	About 3-4 month time charter trip at $9,000 for the first 90 days and $10,500 per day thereafter, through December 2011/ February 2012
M/V Free Neptune	Handysize	1996	30,838	On scheduled dry-dock with expected completion in the beginning of November 2011
M/V Free Hero	Handysize	1995	24,318	About 15-20 day time charter trip at $13,250 per day through November 2011
M/V Free Goddess	Handysize	1995	22,051	About 15 day time charter trip at $9,000 per day through November 2011

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Global Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FREESEAS INC.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Adjusted EBITDA (2)	$ 2,604	$ 7,689	$ 4,726	$ 15,857
Fleet Data:
Average number of vessels (3)	8.46	10.00	8.73	10.00
Ownership days (4)	770	910	1,580	1,810
Available days (5)	770	852	1,566	1,752
Operating days (6)	768	828	1,529	1,673
Fleet utilization (7)	99.7%	97.2%	97.6%	95.5%
Average daily results:
Average TCE rate (8)	$ 10,559	$ 17,745	$ 10,460	$ 17,420
Vessel operating expenses (9)	5,065	5,876	4,985	5,544
Management fees (10)	635	554	605	572
General and administrative expenses (11)	1,356	1,092	1,356	1,040
Total vessel operating expenses (12)	$ 5,700	$ 6,429	$ 5,590	$ 6,116

(1) Adjusted net (loss)/income reconciliation to net (loss)/income:
Adjusted net (loss)/ income. We consider adjusted net (loss)/income to represent net (losses)/earnings before stock based compensation expense, unrealized (gain)/loss on derivative instruments, vessel impairment loss, (gain) on sale of vessel and bad debt provision. Adjusted net (loss)/income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of adjusted net (loss)/income may not be comparable to that reported by other companies. Adjusted net (loss)/income is included herein to facilitate comparability between FreeSeas performance in the reported periods and its performance in prior periods.

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net (loss)/income	$ (46,260)	$ 1,998	$ (49,371)	$ 4,695
Stock-based compensation expense	57	122	125	277
Unrealized swap (gains)/losses	(27)	74	(168)	78
(Gain) on sale of vessel	(1,561)	--	(1,561)	--
Vessel impairment loss	46,530	--	47,298	--
Bad debt provision	--	--	128	--
Adjusted net (loss)/income	$ (1,261)	$ 2,194	$ (3,549)	$ 5,050

(2) Adjusted EBITDA reconciliation to net (loss)/income:

Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs.
We use Adjusted EBITDA because it presents useful information to management regarding our ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. We also believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net income /(loss)	$ (46,260)	$ 1,998	$ (49,371)	$ 4,695
Depreciation and amortization	2,880	4,503	6,241	8,914
Amortization of deferred revenue	--	(258)	(136)	(512)
Stock-based compensation expense	57	122	125	277
(Gain) on sale of vessel	(1,561)	--	(1,561)	--
Vessel impairment loss	46,530	--	47,298	--
Loss on derivative instruments	111	251	116	364
Interest and finance cost, net	847	1,073	1,886	2,119
Bad debt provision	--	--	128	--
Adjusted EBITDA	$ 2,604	$ 7,689	$ 4,726	$ 15,857

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(4) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(5) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(6) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(7) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.
(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Operating revenues	$ 8,665	$ 16,450	$ 17,133	$ 32,107
Voyage expenses and commissions	(556)	(1,757)	(1,139)	(2,963)
Net operating revenues	8,109	14,692	15,994	29,144
Operating days	768	828	1,529	1,673
Time charter equivalent daily rate	$ 10,559	$ 17,745	$ 10,460	$ 17,420

(9) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Vessel operating expenses	$ 3,900	$ 5,347	$ 7,876	$ 10,034
Ownership days	770	910	1,580	1,810
Daily vessel operating expense	$ 5,065	$ 5,876	$ 4,985	$ 5,544

(10) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(11) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(12) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FREESEAS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
FOR THE PERIODS ENDED JUNE 30, 2011 AND JUNE 30, 2010
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	For three months ended	For three months ended	For six months ended	For six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES	$ 8,665	$ 16,450	$ 17,133	$ 32,107

OPERATING EXPENSES:
Voyage expenses	(35)	(811)	(132)	(1,106)
Commissions	(521)	(946)	(1,007)	(1,857)
Vessel operating expenses	(3,900)	(5,347)	(7,876)	(10,034)
Depreciation expense	(2,644)	(3,965)	(5,679)	(7,887)
Amortization of deferred charges	(236)	(538)	(562)	(1,027)
Management and other fees to a related party	(489)	(505)	(956)	(1,035)
General and administrative expenses	(1,101)	(1,114)	(2,267)	(2,160)
Bad debt provision	--	--	(128)	--
Gain on sale of vessel	1,561		1,561
Vessel impairment loss	(46,530)	--	(47,298)	--
Income/(loss) from operations	$ (45,230)	$ 3,224	$ (47,211)	$ 7,001

OTHER INCOME (EXPENSE):
Interest and finance costs	$ (848)	$ (1,082)	$ (1,890)	$ (2,148)
(Loss) on derivative instruments	(111)	(251)	(116)	(364)
Interest income	1	9	4	29
Other income/(expense)	(72)	98	(158)	177
Other expense	$ (1,030)	$ (1,226)	$ (2,160)	$ (2,306)

Net income/(loss)	$ (46,260)	$ 1,998	$ (49,371)	$ 4,695

Basic (loss)/earnings per share	$ (7.28)	$ 0.32	$ (7.77)	$ 0.74
Diluted (loss)/earnings per share	(7.28)	0.32	(7.77)	0.74
Basic weighted average number of shares	6,353,496	6,313,496	6,353,496	6,313,496
Diluted weighted average number of shares	6,353,496	6,339,764	6,353,496	6,328,682

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
FOR THE PERIODS ENDED JUNE 30, 2011 AND DECEMBER 31, 2010
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 324	$ 3,694
Restricted cash	375	5,255
Trade receivables, net	3,263	2,157
Insurance claims	188	133
Due from related party	1,270	1,285
Inventories	664	1,171
Prepayments and other	599	390
Vessels held for sale	38,199	13,606
Total current assets	$ 44,882	$ 27,691

Advances for vessels under construction	11,055	5,665
Vessels, net	134,307	213,691
Deferred charges, net	1,744	2,812
Restricted cash	1,125	1,125
Total non-current assets	$ 148,231	$ 223,293

Total Assets	$ 193,113	$ 250,984

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 6,761	$ 4,323
Accrued liabilities	1,035	1,227
Due to related party	91	98
Unearned revenue	408	430
Derivative financial instruments - current portion	479	583
Deferred revenue-current portion	--	136
Bank loans - current portion	43,714	23,022
Total current liabilities	$ 52,488	$ 29,819
NON- CURRENT LIABILITIES:
Derivative financial instruments - net of current portion	474	538
Bank loans - net of current portion	66,207	97,437
Total long - term liabilities	$ 66,681	$ 97,975

Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock	6	6
Additional paid-in capital	127,759	127,634
Accumulated deficit	(53,821)	(4,450)
Total shareholders' equity	73,944	123,190
Total Liabilities and Shareholders' Equity	$ 193,113	$ 250,984
CONTACT: At the Company
         FreeSeas Inc.
         Alexandros Mylonas, Chief Financial Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr

         Investor Relations
         The Equity Group
         Adam Prior, Vice President
         212-836-9606
         aprior@equityny.com
         www.theequitygroup.com
         Terry Downs, Account Executive
         212-836-9615
         tdowns@equityny.com